  HUNTER TAUBMAN WEISS LLP

NEW YORK ■ WASHINGTON, DC ■ MIAMI

September 30, 2013

Ms. Elizabeth Walsh

Staff Attorney

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	STW Resources Holding Corp. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed August 6, 2013 File No. 0-52654

Dear Ms. Walsh,

We are counsel to STW Resources Holding Corp.  (“the Company”).  On behalf of our client, we are writing with regard to the Commission's letter dated September 23, 2013, regarding the Company's above-referenced filing.

As per my telephone conversation with you earlier today, we are submitting this correspondence to formally inform you and your offices that the Company shall submit its response to the Letter on or before October 18, 2013, which is approximately 10 business days after the original requested response date.

Please do not hesitate to contact me if you have any questions regarding the foregoing.  Thank you.

Very truly yours, HUNTER TAUBMAN WEISS LLP /s/ Rachael Schmierer By: Rachael Schmierer, Attorney at Law

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